82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051178

REGISTRANT'S NAME S-Oil Corporation

*CURRENT ADDRESS Good Morning Tower 23-2
Yoido-dong, Yongdungpo-gu
Seoul, Korea 150-607

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5246 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: mw

DATE : 1/24/02

S-Oil

82-5246

01 DEC 21 AM 8:47

ARS
12-31-00

Annual Report 2000

S-Oil Corporation

http://www.s-oil.com

Contents

Profile

S-Oil Corporation is an oil refining company with the highest upgrading complexity among Korean refining companies. Furthermore, S-Oil's businesses are diversified into lube base oil and aromatics-oriented petrochemical products. S-Oil not only serves domestic market but also exports a substantial portion of its products.

S-Oil has a vision to become one of the most competitive and profitable petroleum companies in the Asia-Pacific region. In order to realize this vision, the Company has been making every effort to achieve the following goals : to become the future oriented petroleum company equipped with the best technology and facilities, to become a world leader in the lube base oil industry, to become a competitive petrochemical producer in the region, and to establish a global management system for maximizing the value-added.

S-Oil has been conducting independent management since dissociation from SsangYong Group in December 1999. In order to reflect the change in governance, the Company's name has been changed from SsangYong Oil Refining Co., Ltd. to S-Oil Corporation in March 2000.

The Company's new name, S-Oil, carries the favorable image of the former SsangYong Oil Refining Co., Ltd. by incorporating the initial letter "S" of the Company's major brand Super Clean Plus into the name. In addition, S-Oil reflects up-to-date corporate image keeping abreast of the internet-oriented world and bears the Company's strong will to enter into the highly advanced industries.

Headquarters is located in Seoul, Korea and the plant is based at Onsan Industrial Complex, a port area in the southeast of the peninsula.

History

Jan. 1976

The Company (then named as Korea-Iran Petroleum Co.,Ltd.) was established as a 50:50 joint venture company between SsangYong Cement Industrial Co., Ltd. and National Iranian Oil Co.(NIOC)

May 1980

First atmospheric distillation unit (93,000 B/D) began commercial operation

Jun. 1980

The name of the Company was changed to SsangYong Oil Refining Company Limited, as SsangYong Cement purchased NIOC's share in the Company

Jan. 1981

Lube base oil plant (3,320 B/D) commenced commercial operation

May 1987

The Company's shares were listed on the Korea Stock Exchange

Dec. 1990

Production capacity of HVI lube base oil increased to 7,000 B/D with the commercial operation of Mobil Lube Dewaxing process (current production capacity is 12,000 B/D)



Jan. 1991

Crude oil refining capacity increased to 325,000 B/D with addition of No. 2 atmospheric distillation unit(232,000 B/D)

Apr. 1991

BTX plant (481,000 metric ton per annum) commenced commercial operation (current 900,000 metric ton per annum)

May 1991

Established strategic alliance with Saudi Aramco by entering into a joint venture agreement and a crude oil supply agreement. Aramco Overseas Company, a wholly owned indirect subsidiary of Saudi Aramco, invested US$395million in cash for 35% share in the Company in August 1991

Jan. 1995

No.3 atmospheric distillation unit (200,000 B/D) commenced commercial operation

Mar. 1996

Began commercial operation of the Hydrocracking Complex including HYVAHL(65,000 B/D of Cracking and 52,000 B/D of Residue Desulfurization)

Apr. 1997

Began commercial operation of the Residue FCC Complex (65,000 B/D of Cracking and 40,000 B/D of mild Hydrocracking)

Oct. 1998

Began commercial operation of Xylene Center (Para-Xylene 650,000 MTA)

Dec. 1999

The Company purchased 28.4% shares of its common stock held by SsangYong Cement Industrial Co., Ltd. as treasury stock and was dissociated from the SsangYong Business Group

Mar. 2000

The name of the Company was changed to S-Oil Corporation

Sep. 2000

Completed the construction of seasonal stocking storage tanks (9 million barrels)

Feb. 2001

Commenced the construction of New HYVAHL Complex (52,000 B/D of Residue Desulfurization)

Message from the CEO



It has passed two and a half decades since S-Oil Corporation was incorporated in 1976 in order to meet the nation's demand for securing stable crude oil supply after the oil crisis of 1973. In spite of numerous difficulties as the latest entrant of the refining industry in Korea, S-Oil has grown into one of the major oil refining companies in the Asia-Pacific region equipped with refining facilities of the highest complexity and strong competitiveness. The world-class Bunker-C Cracking Center and Xylene Center with the state-of-the-art facilities are in the center of our strong competitiveness.

In year 2000, although the demand for petroleum products in the domestic market during the 1st half showed an increase owing to a recovery in the overall economic situation, the depressed consumer sentiment during the 2nd half due to soaring crude oil price and unstable economic situation resulted in a reduced demand and, in the end, led to a decrease of yearly demand for light oils by 2.0% from year 1999. Furthermore, competition among the refiners considerably intensified because of reckless dumped sales that disregarded refiners' profitability in the wake of oversupply situation and increases in the number of oil importers and non-refiner's pole service stations.

Even under this depressed market environment, the Company has continued to conduct the profit-oriented marketing activities and changed the domestic oil pricing mechanism from the previous crude-oil cost linkage to product-import cost based on the assumption of inevitable competition with imported products. This new pricing mechanism is believed to have highly contributed to correcting the distorted practices in the domestic oil distribution market. While the implementation of profit-oriented marketing strategy resulted in a slight decrease of the Company's market share compared to the previous year, these practices are believed to pave the way for the Company to grow into a more profitable company.

In addition, the Company was able to enhance its profitability by maximizing the operation of production facilities, efficient operation of the upgraded facilities and implementing a flexible export strategy in close coordination with the domestic market. It is especially noteworthy that the Company significantly increased light-oil sales to Japan into which exporting prices are higher than other areas in the region.

In the lube oil field, the sales of lube base oil and finished lube products increased by 22% compared to the previous year amid overall sluggish demands with the implementation of a reasonable pricing strategy and active marketing activities. When it comes to the petrochemical field where the Company's competitiveness was much enhanced with the modification of the Eluxyl unit, the Company increased total petrochemicals sales by 6% compared to year 1999 thanks to various measures enough to cope with changing market environments even under the slowed economic situation in domestic and overseas market.

Unlike other simple hydroskimming-based refiners, the Company is a beneficiary of high Won-Dollar exchange rate because the Company has become the most strategic enterprise by implementing its sales focusing on added value based on international oil price and US Dollar. It is the unique feature of the Company that the Company's won-based operating margin has been enlarged by the sharp depreciation of Won against US Dollar at the end of last year, thereby strengthening the earning power of the Company, and that the Company's cash flow has been favorably influenced by the increased Won-translated liabilities of Dollar-based revolving working capital, which has led to tax savings by diminishing before-tax earnings temporarily.

The Company achieved 8,083 billion Won of turnover in 2000 which represents a 41% increase compared to the previous year and, in real terms, high level of earnings similar to those posted for the last couple of years. However, the Company's net income was 5.3 billion Won because about 200 billion Won of increased revolving working capital was expensed in line with depreciation of Korean Won against US Dollar at the end of last year. This portion is not real expense but mere reflection of increased liabilities into the financial reports as per accounting practice. As mentioned earlier, this would affect rather favorably to the Company's real managerial performance by increasing Won-based cash inflows and tax savings. Also, this would ultimately contribute to materializing high dividend policy that the Company has pursued and planning higher dividend in the future.

With improved cash flows, the Company paid off in cash all the domestic bond, amounting to 411 billion Won, which matured in year 2000. In turn, this improved the Company's financial structure by reducing long-term debt by about 50%. The healthy financial structure helps the Company maintain its overall competitiveness by enabling the Company to maintain adequate liquidity and the capability to quickly cope with changes in financial market environments.

In year 2000, the Company launched its new stand-alone management after having completed dissociation from the SsangYong Group. Hence the Company changed its name from SsangYong Oil Refining Company Ltd. to S-Oil Corporation in line with an effort to create a new corporate image. The Company established various committees, such as the Board Audit Committee, Compensation Committee, and Labor Union Affairs Committee, in order to enhance transparency in management up to world-class level.

In addition, because the Company was able to ease the seasonal petroleum products demand/supply imbalance problem with the completion of large-scale seasonal stocking storage tanks, the Company created a new source of income as well as further strengthened an already efficient operation of its production facilities. It is noted that the construction of seasonal stocking storage tanks is the Company's ambitious strategic business. Based on this large-scale storage capacity, the Company is going to significantly enhance its international influence so that the Company can drive the international market toward the Company's interest.

In year 2001, the opening year of the 21st century, the Company will initiate the construction of the 2nd residue desulfurization /cracking facility, whose high profitability has already been proven, in order to meet the tightened environmental standards set by the Government and, at the same time, to achieve further upgrade of its production facilities. In addition, the Company will continue to make every effort to maximize shareholder value by continuing profit-oriented marketing activities and implementing shareholder-value preserving policies as well as further solidifying its superior competitiveness over other refiners by further strengthening the operating capability of the Company's state-of-the-art production facilities.

We clearly understand that our customers expect S-Oil not only to supply high quality products and services but also to help keep our environment clean for better standard of living. We promise that S-Oil will continue its best efforts to meet this expectation, putting the utmost priority on customers' interest. Taking advantage of this opportunity, we would like to express our special thanks to all of you who have rendered strong support and encouragement to S-Oil.

Thank you very much.

S. D. Kim
Chairman & CEO

Financial Highlights

(billions of Korean Won execpt for share data)

	1999	2000
Net sales	5,751,6	8,083.3
Operating income	401.3	371.7
Real income (after tax) *	233.0	141.8
Net income (after tax)	287.9	5.4
Dividends per share		
Common shares	2,500	2,500
Preferred shares	2,550	2,550
Total assets	5,482.3	5,063.2
Long-term debt, net of current maturities	629.5	318.5
Stockholders' equity	1,537.2	1,350.6
Return on average stockholders' equity		
Real income basis	15.2%	10.5%
Net income basis	18.7%	0.4%

note) Since the Company`s functional currency is assumed more of US Dollar while its reporting currency being Korean Won, the "Real Income", which represents the net income before reflecting the unrealized foreign exchange translation gain/loss, would be a more appropriate index explaining the Company`s performance during the period of F/X volatility like year 2000.

The functional currency assumption is supported by the fact that almost all of the Company`s raw material purchases are directly dollar based and most of its sales and financing are either directly or indirectly dollar based.

Unit : Billions of Korean Won


NET SALES
8,083.3
5,751.6
2,000
`99
`00


REAL INCOME
233.0
141.8
100
`99
`00


TOTAL ASSETS
5,482.3
5,063.2
1,000
`99
`00

Outline of the Company

1. Objectives of the Company

(1) Production, transportation, storage, purchase and sale of petroleum products, gas, lube base oil, lubricant, grease,chemical products, and related products;

(2) Export and import of crude oil and any of the products referred to in the foregoing paragraph;

(3) Exploration, extraction and disposal of crude oil, gas and other energy sources;

(4) Ownership, purchase and sale, lease and operation of real estate and all facilities and equipment, as the Company may construct or acquire from time to time, required for the attainment of the foregoing objectives;

(5) Purchase, sale or lease or rent of real estate; and

(6) Any and all businesses which are incidental or related or conducive, directly or indirectly, to the attainment of the foregoing objectives.

2. Contents of major business

(1) Production and sales of petroleum products;

(2) Production and sales of lube base oil and lubricants; and

(3) Production and sales of petrochemical products

3. Current status of refinery and sales network

Name	Major Business	Location
Refinery	Production and shipment of products	360, Sanam-ri, Onsan-eup, Ulju-gun, Ulsan
43 Sales Offices	Sales of products	Located throughout South Korea

4. Employees

(as of Dec. 31, 2000)

Description	Office Workers	Engineers/ Technicians	Others	Total
Male	1,039	1,229	34	2,302
Female	108	2	-	110
Total	1,147	1,231	34	2,412



Residue FCC Complex

The Refinery of the Future, Fully Equipped with State-of-the-art Facilities

S-Oil commenced its commercial operation in 1980 with a refining capacity of 93,000 barrels a day. Since then the facilities have been expanded more than five times, bringing the daily production capacity up to 525,000 barrels. S-Oil is also equipped with the lube base oil plant and BTX production facilities as well as light-oil desulfurization facilities.

In addition to the highly diversified facilities, the Company could equip with the state-of-the-art facilities by constructing large-scale Bunker-C Cracking Center. The construction of the B-C Cracking Center was an arduous four-year project carried out as a proactive readiness to such changes in the business environment as an increasing demand for light oil and stricter regulations on protecting the environment. The B-C Cracking Center converts low-value bunker-C oil with a high sulfur content into high value-added light oils , such as gasoline, kerosene, diesel fuel, and petrochemical product of propylene.

The cracking process consists of two Complexes: the Hydrocracking Complex and the Residue-Fluid Catalytic Cracking (RFCC) Complex. The main facilities of the Hydrocracking Complex are the hydrocracker, which converts 65,000 barrels of bunker-C oil per day into kerosene, diesel fuel, naphtha, etc.; the vacuum distillation unit (VDU); the hydrogen production facility; and the HYVAHL, a hydro-desulfurizer which treats 52,000 barrels per day of residue pitch from the VDU. The main facilities of the RFCC Complex are the RFCC unit, which converts 65,000 barrels of bunker-C oil per day into gasoline and propylene; and a mild hydrocracker with a capacity of 40,000 barrels per day. The B-C Cracking Center enables the Company to convert all of its refined products into high-quality, light, low-sulfur products.



HYVAHL in Hydrocracking Complex



S-Oil's B-C Cracking Center is one of the largest heavy-oil crackers in the world. Through the use of new French IFP technology, it has enabled the Company to upgrade its capacity remarkably at a relatively low cost of construction. A substantial part of the newest generation of facilities was commercialized for the first time in the world by S-Oil.

The B-C Cracking Center has provided S-Oil with the capability to cope with the increase in demand for light oils while meeting the most rigorous environmental standards. Because this new facility has enabled the Company to optimize the operation of all production facilities and turn all products into high value-added ones, S-Oil has been reborn as a future leader of the petroleum industry. In addition, since RFCC produces a large amount of gasoline from low-value bunker-C oil, S-Oil is now able to use petrochemical feedstocks, which used to be blended into the gasoline pool, for the production of para-xylene, laying the cornerstone for entering the downstream sector of the petrochemical industry.

Competing in the Petrochemical Business

In order to meet the increasing demand for gasoline and raise its added value, S-Oil began the commercial operation of its naphtha-reforming plant and its BTX (benzene, toluene, xylene) production plant in April 1991. By steadily adding to the facilities and revamping processes, the Company has expanded the capacity of the naphtha reforming plant to 45,000 barrels a day and the BTX production plant to 900,000 tons per year.


Xylene Center

Because the B-C Cracking Center enables the Company to produce enough gasoline from low-value bunker-C oil to satisfy its gasoline demand, all reformed naphtha turned out at the naphtha reforming plant can be used for production of BTX, which can be further processed to para-xylene. It is this change in production pattern that has brought about the optimization of overall operations and increased the level of value added to the Company's products.

S-Oil has also expanded its petrochemical business by constructing Xylene Center, which boasts a capacity of 650,000 tons of para-xylene per year, making it the world's largest single-train para-xylene plant. The Xylene Center makes use of new French IFP technology that makes it possible to achieve capacities double those of conventional plants while offering remarkable savings in investment cost per unit production. This process is also the most highly competitive in terms of cost of raw materials because many of the low-value, heavy aromatics from the BTX plant can be used as feedstock for para-xylene.

S-Oil's commercialization of this process puts the Company in an excellent position for its advance into downstream petrochemicals. The annual production of 150,000 tons of propylene in the B-C Cracking Center's RFCC will also contribute to bringing S-Oil one step further along the path to diversification into petrochemicals.

Producer and Supplier of High-quality Lube Base Oil and Lubricant

Making huge investment at the beginning of its establishment in high-quality lube base oil business that is a capital- and technology-intensive industry, S-Oil succeeded in localizing production of high-quality lube base oils whose supply had been totally dependent on import. By enhancing the production efficiency through innovative combination of Gulf's Hydrotreating process which was the process of the latest technology at the time, with Mobil's Dewaxing process, S-Oil could be equipped with high competitiveness to produce high quality lube base oil at low cost. Accordingly, S-Oil is not only satisfying the domestic demand for lube base oils but also actively exporting to overseas market.

Furthermore, as S-Oil has established a system for selectively producing high viscosity-index lube base oils from the recently constructed Hydrocracking facilities, it has now achieved the capability to produce 12,000 barrels per day of high-quality lube base oils.

At the same time, taking advantage of its competitiveness in the lube base oil business, S-Oil has been producing and supplying various high-quality lubricants including a series of automotive oils under its own brand "Super Dragon", industrial oils, marine oils, and mechanic oils, together with lubricants for cutting and rolling. Accordingly, the Company is equipped with an integrated production and supply system from lube base oils to lubricants.





Super Dragon, high-quality engine oil of S-Oil

Marketing Network





S-Oil has reinforced its field-oriented marketing activities in response to such changes in the business environment as the deregulation of the petroleum industry, including the liberalization of product prices, oil imports, and the granting of permission for direct transactions between refiners and service stations.

The Company is also striving to satisfy customers more effectively. As part of these efforts, S-Oil introduced a sales-office system on Jan. 1, 1998, for the first time in the industry, that enabled the Company to make direct transactions with service stations. Accordingly, 43 sales offices were established across the country, into which the Company has integrated its own existing branch offices and the branches of Bum-A Petroleum(SsangYong Oil's in-house agent). Except for about 9 percent of products distributed through 4 independent sales agents, the Company now supplies products directly to service stations, general sales outlets, and small customers, which used to be reached only through Bum-A Petroleum.

S-Oil has also organized an integrated marketing system linking the head office, storage terminals, and sales offices through an on-line network so that all marketing activities, ranging from taking orders and shipping products to bill collection, can be systematically managed. Thanks to this system, the Company is able to respond promptly and accurately to changes in the market and customers' demands.


S-OiL
Sales Office



S-Oil currently supplies its quality products directly to government organizations (e.g., the Korean Armed Forces, the Korean National Railroad), government-run companies (e.g., the Korea Electric Power Corporation), domestic and foreign airlines, shipping companies, other large organizations (e.g., the National Agriculture Cooperatives Federation, the National Federation for Fisheries Cooperatives, U.S. Forces stationed in Korea), and industrial clients.

The Company sells gasoline, kerosene, and diesel fuel to consumers through over 1,300 service stations and many general sales outlets. In addition, the Company distributes LPG and lubricants through over 80 LPG sales agents and over 50 lubricant sales agents, offering best-quality products and excellent services.

In order to ensure that S-Oil products get to customers across the country efficiently and promptly, the Company stores products at 23 locations, making use of company-owned terminals, consigned terminals, and storage terminals of DOPCO (the Daehan Oil Pipeline Corporation) and transporting the products by ship, railroad, tanker truck, and pipeline. S-Oil is effectively utilizing DOPCO`s oil pipelines as one of shareholders in DOPCO.

Maximizing the Operation Rate and Creating Profits through Exports

With the aim of overcoming the limits of the domestic market and maximizing profitability, S-Oil has explored and developed overseas markets from the early stage of operation. As a result, the Company now exports about 50 percent of its annual production, harmonizing domestic sales and exports. This harmonized marketing strategy has highly contributed to maximizing operational efficiency and enhancing profitability.

Since 1990, when the Company exported 18 percent of its total products, earning $200 million, exports have soared, reaching $1 billion in 1991, when the No. 2 Crude Distillation Unit commenced operation, and climbing further to $2 billion per year from 1995, when the No. 3 Crude Distillation Unit came on line. With product quality rivaling that of refiners in advanced countries and with its strong price competitiveness, S-Oil is exporting not only to such Far-East Asian countries as Japan and China and South-East Asian countries, including HongKong, Singapore, the Philippines, and Thailand, but also to the U.S. and even to Saudi Arabia, an oil-producing country.



Stable Financial Structure and Protection of Shareholders' Interests

S-Oil, which has grown up with the public by listing its stocks on the stock market in 1987, has maintained the highest level of operating income among domestic refiners by operating at a high percentage of total capacity, maximizing efficiency, putting the utmost priority on customers' interests, and keeping domestic sales and exports in balance. Most of all, the Company boasts the highest growth potential, thanks to having kept a comparatively low debt-to-equity ratio and to a stable financial structure.

Over recent years, the Company has continuously declared the highest dividends (50 percent in 1999 and 2000) in the industry, playing a leading role in the protection of shareholders' interests. S-Oil will continue to make every effort necessary to maximize its profits through strengthened competitiveness so that it can better serve its customers and shareholders.

Quality Enhancement and Customer Satisfaction



S-Oil has made its best efforts to improve the quality of all of its products, including gasoline, kerosene, diesel fuel, and lubricants to the highest level. The Company has played a leading role in protecting customers' interests, adopting a reasonable pricing policy through price competition. Since late 1989, a series of concentrated efforts to improve gasoline quality has contributed to upgrading the quality of domestic gasoline and attracted strong, continuous attention and support from customers.

S-Oil has been supplying the fifth-generation gasoline "Super Clean Plus", in which content of benzene,a carcinogen contained in gasoline, is less than one percent, or a fourth of the environmental regulation standard, and whose engine-cleaning function is greatly reinforced.

The Company also supplies "Clean Kerosene", a super low-sulfur kerosene that is the only petroleum product to have won the Eco-Mark, an honor granted to products that satisfy stricter environmental standards than those of the government. S-Oil's Clean Kerosene boasts a sulfur content of only 10 ppm, or 1/80 of the government standard. The Company also supplies "0.05 Super Diesel", with the highest Cetane Index.

The Company's lubricants are also of the highest quality and contain the lowest percentage of pollutants in the industry. Particularly noteworthy is "Super Dragon", a super-quality lubricant made of the Company's own clean feedstocks.

In order to maintain quality at the highest level, S-Oil adheres to the principle that S-Oil service stations sell S-Oil products only and does not exchange products with other refiners in spite of the heavy burden of transportation costs. Through this persistent marketing policy, the Company is carrying forward its promise to provide its customers with nothing less than the very best.

By drawing flowers and butterflies on its tanker trucks, S-Oil has spruced up the image of petroleum transportation vehicles and implanted an image of vitality and friendliness, which is an expression of the Company's strong will to continue its efforts toward quality enhancement and the production of environment-friendly products.

Environmental Protection Activities

In order to pursue the respect for human beings and protection of natural environment which are included in the corporate mission, S-Oil has equipped itself with various antipollution facilities such as desulfurizing units, waste-water treatment systems, and dust precipitating facilities. Through the operation and improvement of these facilities and the introduction of the latest processes, S-Oil is turning out environment-friendly products. The Company has also established an environment management system. S-Oil is successfully implanting a favorable corporate image that cares about public health and the environment, as well as supplier of products of outstanding quality only. Contributing to this image are the Eco-Mark for "Clean Kerosene", granted to a petroleum product for the first time in July 1995, and the introduction in September 1996 of the Company's fifth-generation gasoline "Super Clean Plus", with its revolutionarily low percentage of benzene.

In accordance with S-Oil's own strict standards, the employees participate in the environment management system. In November 1996, the Company acquired ISO 14001 (Environment Management System) certification from the Quality Assurance Center of the Korean Standards Association. The certification applies to fuel oils, lube base oils, petrochemical products, and lubricants from all of the company's plants except the newly-constructed B-C Cracking Center. The Company is making every effort to confirm that all of its activities, from crude oil import to production, storage, distribution, and sales, are carried out in compliance with the environment management system.




S-OIL



S-Oil established an R&D Center on the site adjacent to the Onsan Refinery in November 1991 for the purpose of developing low-pollutant, high-quality products and improving product quality, processes, and operational conditions. The Company not only has improved the processes and operational conditions continuously through the use of pilot plants and computer simulations but also has improved and followed up on the management of the quality of products by making use of various up-to-date analyzers, including engine testers.




Onsan Refinery

As results of these research efforts, the Company has enjoyed great success in such areas as stabilization and maximization of operations, catalyst-related research for increasing production yield, and the development of new operational technology, all of which are indispensable for the Company's further advancement.

In particular, continuous research on catalysts, the core of reaction process technology in desulfurizing processes and lube base oil producing processes, has made it possible to choose optimal catalysts so that the Company could enhance the quality of low-sulfur products and produce high-quality lube base oils in the most economical way.



Now S-Oil is taking one more step to implement projects for the development of innovative petrochemical products in cooperation with universities and government-run research institutes.



Such R&D efforts are expected to contribute to exploring new business areas through product development as well as to customer satisfaction, improvements in quality, and maximized process efficiency.

Process Flow Diagram and Its Products


LPG Recovery Unit
Propane
Butane
Naphtha
Naphtha Reforming Unit
BTX Plant
Benzene , Toluene , Xylene
Xylene Center
PX
MEROX Unit
Jet Fuel
Middle Distillate Hydrodeslfurizing Unit
Super Low-sulfur
" Clean Kerosene"
Low Pollutant Diesel
"0.05 Super Diesel"
Lube Base Oil Production unit
"Super Lube Base Oil"
"Premium Lube Base Oil"
Lubricant Blending unit
state-of-the-art Super -quality Lubricant
"Super Dragon"
Crude Oil
Atmospheric Distillation unit
Solvent Deasphalting unit
Asphalt
HYC
HYVAHL
Vacuum Distillation unit
Bunker-C
MHC
RFCC
Propylene
MTBE
the 5th generation gasoline
"Super Clean Plus"
Bunker - C

Details of Performance

PRODUCTION

Products	Quantity (1,000 barrels)		Amount (million Won)	
	1999	2000	1999	2000
Refined products	174,389	178,634	4,567,949	6,851,092
Lube products	3,258	4,111	136,417	213,006
Petrochemicals	6,657	6,881	320,329	456,433
Total	184,304	189,626	5,024,695	7,520,531

SALES OF PRODUCTS

Products	Market	Quantity (1,000 barrels)		Amount (million Won)	
		1999	2000	1999	2000
Refined products	Domestic	88,422	80,583	2,892,678	3,567,145
	Export	97,603	105,590	2,283,645	3,701,890
	Sub-total	186,025	186,173	5,176,323	7,269,035
Lube products	Domestic	2,731	2,882	165,601	205,633
	Export	684	1,289	26,936	62,264
	Sub-total	3,415	4,171	192,537	267,897
Petrochemicals	Domestic	3,220	4,343	145,195	246,721
	Export	5,493	5,239	237,520	299,634
	Sub-total	8,713	9,582	382,715	546,355
Total	Domestic	94,373	87,808	3,203,474	4,019,499
	Export	103,780	112,118	2,548,101	4,063,788
	Total	198,153	199,926	5,751,575	8,083,287

CAPITAL EXPENDITURES AND RELATED FINANCING PERFORMANCE

Project	Construction Period	Invested in 2000 (million Won)	Financing
Construction of storage facilities	Dec. 1998 ~ Dec. 2000	28,158	Internal cash
Total		28,158	

Summarized I/S & B/S

Summarized Income Statment

Unit : Thousand Won

	1998	1999	2000
Net sales	5,968,910,464	5,751,575,289	8,083,286,501
Cost of sales	5,196,191,263	5,076,224,661	7,452,994,539
Gross profit	772,719,201	675,350,628	630,291,962
Selling and administrative expenses	255,381,711	274,050,570	258,549,982
Operating income	517,337,490	401,300,058	371,741,980
Non-operating income	593,977,544	287,812,954	190,298,276
Non-operating expenses	566,885,330	273,116,987	554,018,691
Ordinary income	544,429,704	415,996,025	8,021,565
Extraordinary gains	59,044	-	-
Extraordinary losses	127,991,651	-	-
Income before income taxes	416,497,097	415,996,025	8,021,565
Provision for income taxes	145,101,883	128,142,205	2,670,102
Net income	271,395,214	287,853,820	5,351,463

Summarized Balance Sheet

Unit : Thousand Won

	1998	1999	2000
Current assets	2,214,453,383	2,928,238,753	2,653,566,447
Non- current assets	2,802,312,364	2,554,028,712	2,409,600,634
Total assets	5,016,765,747	5,482,267,465	5,063,167,081
Current liabilities	2,277,213,251	3,295,806,627	3,369,934,964
Long-term liabilities	1,148,175,497	649,251,273	342,665,785
Total liabilities	3,425,388,748	3,945,057,900	3,712,600,749
Capital stock	284,220,000	284,220,000	284,220,000
Capital surplus	775,427,499	799,558,643	799,558,643
Retained earnings	540,183,729	735,549,192	679,027,905
Capital adjustment	-8,454,229	-282,118,270	-412,240,216
Total stockholders' equity	1,591,376,999	1,537,209,565	1,350,566,332
Total liabilities and stockholders' equity	5,016,765,747	5,482,267,465	5,063,167,081

Information on Capital Stock

1. Status of issued shares

Classification	Common stock	Preferred stock	Total
Aramco Overseas Co., B.V.	19,701,987	175,751	19,877,738
(Ratio)	(35.0%)	(31.8%)	(35.0%)
Foreign Shareholders	5,981,118	8,700	5,989,818
(Ratio)	(10.6%)	(1.6%)	(10.5%)
Domestic Shareholders	8,654,241	275,926	8,930,167
(Ratio)	(15.4%)	(49.9%)	(15.7%)
Treasury Stocks	21,954,050	92,227	22,046,277
(Ratio)	(39.0%)	(16.7%)	(38.8%)
Total	56,291,396	552,604	56,844,000
(Ratio)	(100.0%)	(100.0%)	(100.0%)

2. Changes in capital

Date	Type of shares	Par value per share (Won)	Number of shares issued	Par value increase (1,000Won)	Capital stock after increase (1,000Won)	Remarks
Aug. 31, 1993	Common stock	5,000	4,975,835	24,879,175	275,953,420	Bonus Issue
〃	Preferred stock	〃	45,650	228,250	276,181,670	〃
Mar. 28, 1994	Common stock	〃	1,557,211	7,786,055	283,967,725	Stock Dividend
Dec. 9, 1994	Preferred stock	〃	4,294	21,470	283,989,195	Conversion (Overseas CB)
Dec. 30, 1994	〃	〃	4,294	21,470	284,010,665	〃
Jan. 28, 1995	〃	〃	2,147	10,735	284,021,400	〃
Mar. 7, 1995	〃	〃	10,736	53,680	284,075,080	〃
May 13, 1995	〃	〃	4,294	21,470	284,096,550	〃
Jul. 25, 1995	〃	〃	13,741	68,705	284,165,255	〃
Aug. 29, 1995	〃	〃	6,655	33,275	284,198,530	〃
Aug. 30, 1995	〃	〃	4,294	21,470	284,220,000	〃

Status of Issued Bonds

1. Domestic bonds

Kind	Issue date	Amount (million Won)	Coupon rate(p.a.)	Outstanding balance (million Won)	Maturity date	Remarks
36th Private Placement Bond	Dec.2, 1999	120,000	7.6667%	120,000	Dec.2, 2002	Subscribed by The Korea Development Bank
Total		120,000		120,000		

2. Overseas bonds

Kind	Issue date	Amount (1,000US$)	Coupon rate	Outstanding balance (1,000US$)	Maturity date	Put date
1st CBs	Jul. 20, 1993	150,000	3.75% p.a.	148,825	Dec. 31, 2008	Jul. 21, 2001
2nd CBs	Sep.12, 1994	50,000	3.00% p.a.	50,000	Dec. 31, 2004	-
Total		200,000		198,825		

Note 1) 1st CBs

- Conversion price : Won 18,724/share
- Conversion period : from Aug.20, 1993 to Nov.30, 2008
- Converted into : Preferred stock
- Exchange rate for conversion : fixed rate of Won 804.10/U$

Note 2) 2nd CBs

- Conversion price : Won 26,100/share
- Conversion period : from Oct.12, 1994 to Nov.30, 2004
- Converted into : Preferred stock
- Exchange rate for conversion : fixed rate of Won 800.50/U$

Major Creditors

Name of Creditors	Amount (million Won)	Number of shares	Shareholding Ratio(%)	Remarks
The Korea Development Bank	467,211	-	-	Loans including usance borrowing for crude oil import
Credit Lyonnais	291,971	-	-	〃
Citibank	238,767	190,940	0.34%	Usance borrowing for crude oil import
Credit Agricole Indosuez	170,093	-	-	〃
Fuji Bank	160,514	-	-	〃
Bank of America	150,701	-	-	〃
Cho Hung Bank	131,726	-	-	Loans including general loan
ABN-Amro Bank	80,968	-	-	Usance borrowing for crude oil import
National Commercial Bank	76,974	-	-	〃
Banque BNP-Paribas	73,892	-	-	〃

Subsidiaries

	S-International Ltd.
Address	80, Broad street, Monrovia, Liberia
Paid-in capital	US$10,000
No. of shares owned by the Company	10 shares (100%)
Major business	International trade of crude oil & petroleum products
Transaction with the Comany	Export and import of crude oil & petroleum products

Board of Directors

Standing / Non-standing	Name	Title	Major Duty	Transaction with the Company	Remarks
Standing	S. D. Kim	Chairman/RD	-	None	
〃	H. K. Yoo	President/RD	Maketing, Admin. & Finance	〃	
〃	S. J. Chang	President	Manufacturing, Product Supply & International	〃	
〃	Y. S. Lee	Executive Vice President	〃	〃	
〃	S. H. Bae	Senior Vice President	Technology & Develpment	〃	
Non-standing	A. S. Jum'ah	Director	-	〃	
〃	A. F. Al-Khayyal	〃	-	〃	
〃	A. F. Al-Wuhaib	〃	-	〃	
〃	M. A. Al-Ali	〃	-	〃	
〃	Ali M. Bakhsh	〃	-	〃	
〃	S. H. Chang	〃	Outside Director	〃	Member of Audit Committee
〃	B. S. Lee	〃	〃	〃	〃
〃	M.V.Jacob	〃	〃	〃	〃
〃	S. A. Al-Ashgar	〃	〃	〃	〃

RD : Representative Director

SAMDUK ACCOUNTING CORPORATION
Certified Public Accountants
1201, SeoHeung Bldg. 68, Kyunji-dong, Chongro-gu, Seoul, Korea

To the Stockholders and Board of Directors
S-OIL CORPORATION

We have audited the accompanying balance sheet of S-OIL CORPORATION as of December 31, 2000 and 1999 and the related statements of income, appropriation of retained earnings and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion, as an independent auditor, on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S-OIL CORPORATION as of December 31,2000 and 1999, and the results of its operations, and the changes in its retained earnings and cash flows for the years then ended in conformity with financial accounting standards generally accepted in the Republic of Korea.

The following matters do not affect the audit opinion but will be helpful to the reader when reviewing the financial statements.

As shown in Note 20, the Company had major transactions with its related parties for the year then ended December 31, 2000. Sales to and purchases from the related parties totaled ₩344,095 million and ₩5,297,235 million respectively.

As explained in Note 14, as quarterly disclosure of listed companies became mandatory by authorities, the Company changed the accounting policies for inventory valuation from annual LIFO to monthly LIFO for more appropriate presentation of inventories by reflecting the physical flow of inventories. As a result of its accounting change, net income for the year ended December 31, 2000 and beginning retained earnings increased ₩38,093 million and₩25,346 million, respectively.

As also explained in Note 14, it was discovered that the net income and retained earnings of the year ended December 31, 1999 (audit report issued January 29, 2000) were overstated by ₩121 million and ₩12,756 million respectively due to an accounting error related to income taxes. Subsequently, the financial statements for the year ended December 31, 1999 were restated to reflect the error correction.

As included in Note 17, on December 2, 1999, the Company purchased 15,991,793 shares of its common stock held by SsangYong Cement Industrial Co., Ltd. ("SsangYong Cement") for ₩340 billion (₩240 billion was borrowed at an annual interest rate of 7.67% with a ten year bullet payment term) through specified money trust arrangements. The purchased shares are reported as treasury stock on the balance sheet and, in relation to the above borrowing, ₩52.4 billion is reported as the present value discount of long-term debts. Meanwhile, as explained in Note 12, the rights to participate in the management of the Company were transferred to Merryweather International Limited ("Merryweather" shareholding structure : 44% by Paribas, 28% by S-International Limited and 28% by Aramco Overseas Company, B.V.), whose largest shareholder is Paribas, in return for Merryweather's assumption of SsangYong Cement's long-term debts totaling ₩560 billion (annual interest rate of 6.0% and ten year bullet payment term). The Company has guaranteed redemption of Merryweather's debt in case the management participation rights purchased by Merryweather and the shares purchased by the Company are not assigned to a third party together with Merryweather's debt of ₩560 billion by the ten year maturity of the debt.

By the decision of the FTC (Fair Trade Commission) on January 3, 2000(effective date December 31, 1999), the Company was excluded from the large-scale business group "SsangYong"

February 13, 2001

Samduk ACCOUNTING CORPORATION
Representative Director Byung Sun Chin

FINANCIAL STATEMENTS

(For the years ended December 31, 2000 and 1999)

- Balance Sheet
- Income Statement
- Statement of Appropriations of Retained Earnings
- Statement of Cash Flows
- Notes to Financial Statements

S-OIL CORPORATION

BALANCE SHEET

December 31, 2000 and 1999

Unit : Thousand Won

DESCRIPTION	2000		1999	
ASSETS				
I. CURRENT ASSETS		2,653,566,447		2,928,238,753
(1) Quick Assets		2,079,282,143		2,251,164,801
1. Cash and cash equivalents		959,253,034		316,160,942
2. Short-term financial instruments		75,646,616		609,017,045
3. Marketable securities		99,016,628		410,944,821
4. Trade receivable	542,607,495		691,683,118	
Allowance for doubtful accounts	9,538,605	533,068,890	12,291,401	679,391,717
5. Short-term loans	94,637,714		54,547,921	
Allowance for doubtful accounts	932,495	93,705,219	533,636	54,014,285
6. Other receivables		288,883,691		154,691,526
7. Accrued income		17,192,857		22,217,438
8. Advance payments		9,402,561		1,148,192
9. Prepaid expenses		3,112,647		3,578,835
(2) Inventories		574,284,304		677,073,952
1. Merchandise		503,524		6,383,367
2. Finished goods		301,459,940		111,798,195
3. Semi- finished goods		68,708,388		46,313,248
4. Raw materials		158,896,806		473,579,498
5. Supplies		44,715,646		38,999,644
II. NON-CURRENT ASSETS		2,409,600,634		2,554,028,712
(1) Investments		343,036,309		331,010,000
1. Long-term financial instruments		15,500		15,500
2. Investment securities		128,643,421		77,096,425
3. Long-term loans	68,493,609		121,177,106	
Allowance for bad debts	5,038,889	63,454,720	6,414,830	114,762,276
4. Guarantee deposits		69,623,578		70,487,505
5. Deposits for severance pay insurance		-		5,250,000
6. Deferred catalyst		42,594,397		48,656,400
7. Deferred income tax debits		38,704,693		14,741,894
(2) Tangible Assets		2,063,470,852		2,220,190,609
1. Land		289,631,100		289,125,304
2. Buildings	110,510,637		110,099,286	
Accumulated depreciation	15,083,879	95,426,758	11,976,648	98,122,638
3.Structures	403,387,012		353,264,369	
Accumulated depreciation	81,789,792	321,597,220	53,434,410	299,829,959
4. Machinery and equipment	1,725,016,765		1,723,216,115	
Accumulated depreciation	416,833,889	1,308,182,876	265,748,331	1,457,467,784
5. Vehicles and transportation equipment	18,089,488		18,132,780	
Accumulated depreciation	13,787,176	4,302,312	12,944,965	5,187,815
6. Other tangible assets	92,976,403		86,996,572	
Accumulated depreciation	67,192,990	25,783,413	56,917,357	30,079,215
7. Construction in-progress		18,547,173		40,377,894

Unit : Thousand Won

DESCRIPTION	2000		1999	
(3) Intangible Assets		**3,093,473**		**2,828,103**
1. Proprietary equipment use right		3,093,473		2,828,103
TOTAL ASSETS		**5,063,167,081**		**5,482,267,465**
LIABILITIES				
I . CURRENT LIABILITIES		**3,369,934,964**		**3,295,806,627**
1. Trade payables		528,251,499		837,984,221
2. Short-term borrowings		1,705,235,846		1,174,842,408
3. Other accounts payable		721,569,388		535,944,474
4. Advance from customers		28,274,972		40,510,877
5. Withholdings		1,299,682		7,394,201
6. Accrued expenses		28,619,877		19,285,770
7. Accrued income taxes		3,865,477		55,507,694
8. Accrued dividends		69,697,157		99,542,725
9. Current portion of long-term debts	272,115,826		518,263,162	
Discount on debentures issued	-	272,115,826	4,465,085	513,798,077
10. Deposits received for rent		11,005,240		10,996,180
II . LONG-TERM LIABILITIES		**342,665,785**		**649,251,273**
1. Debentures	120,000,000		120,000,000	
Present value discount account	26,210,019	93,789,981	27,838,908	92,161,092
2. Convertible debentures	62,985,000		227,734,155	
Long-term accrued expenses	-	62,985,000	34,624,684	262,358,839
3. Long-term borrowings	134,881,400		136,958,750	
Present value discount account	26,210,019	108,671,381	27,838,908	109,119,842
4. Foreign currency long-term borrowings		53,022,114		165,838,890
5. Severance and retirement benefits	61,875,293		42,693,320	
Deposits on retirement insurance	4,041,891		4,156,235	
Reserve for converted retirement payment	33,636,093	24,197,309	24,014,475	14,522,610
6. Deposits for group severance indemnities		-		5,250,000
TOTAL LIABILITIES		**3,712,600,749**		**3,945,057,900**
STOCKHOLDERS' EQUITY				
I . CAPITAL STOCK		**284,220,000**		**284,220,000**
1. Common stock		281,456,980		281,456,980
(issued : 56,291,396 shares)				
2.Preferred stock		2,763,020		2,763,020
(issued : 552,604 shares)				
II . CAPITAL SURPLUS		**799,558,643**		**799,558,643**
1. Paid-in capital in excess of par value		329,402,605		329,402,605
2. Other capital surplus		470,156,038		470,156,038

Unit : Thousand Won

DESCRIPTION	2000	1999
III. RETAINED EARNINGS	**679,027,905**	**735,549,192**
1. Legal reserve	80,525,000	71,725,000
2. Reserve for business rationalization	103,144,904	102,944,904
3. Reserve for financial structure improvement	53,700,000	53,100,000
4. Reserve for export losses	30,773,333	49,852,000
5. Reserve for foreign market exploitation	3,846,666	5,770,000
6. Reserve for investment	-	1,000,000
7. Reserve for business expansion	406,898,000	463,898,000
8. Unappropriated retained earnings carried over to the subsequent year (Net income : ₩5,351,463,664)	140,002	-12,740,712
IV. CAPITAL ADJUSTMENT	**-412,240,216**	**-282,118,270**
1. Treasury stock	-417,711,520	-304,863,485
2. Gain on valuation of investment securities	5,471,304	22,745,215
TOTAL STOCKHOLDERS' EQUITY	**1,350,566,332**	**1,537,209,565**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**5,063,167,081**	**5,482,267,465**

S-OIL CORPORATION

INCOME STATEMENT

For the years ended December 31, 2000 and 1999

Unit : Thousand Won

DESCRIPTION	2000		1999	
I. SALES		**8,083,286,501**		**5,751,575,289**
1. Domestic Sales	4,019,498,851		3,203,474,342	
2. Overseas Sales	4,063,787,650		2,548,100,947	
II. COST OF SALES		**7,452,994,539**		**5,076,224,661**
III. GROSS PROFIT		**630,291,962**		**675,350,628**
IV. SELLING AND ADMINISTRATIVE EXPENSES		**258,549,982**		**274,050,570**
V. OPERATING INCOME		**371,741,980**		**401,300,058**
VI. NON-OPERATING INCOME		**190,298,276**		**287,812,954**
1. Interest income	63,617,866		91,327,274	
2. Dividend income	1,056,000		973,155	
3. Gain on valuation of marketable securities	-		14,465,875	
4.Gain on foreign currency transactions	88,319,457		83,011,462	
5. Gain on foreign exchange translation	4,724,150		82,394,403	
6. Gain on valuation using equity method of accounting	15,897,595		-	
7. Royalty income	164,356		653,645	
8. Other non-operating income	16,518,852		14,987,140	
VII. NON-OPERATING EXPENSES		**554,018,691**		**273,116,987**
1. Interest expense	187,220,886		184,036,949	
2. Loss on valuation of marketable securities	57,984,278		-	
3. Loss on foreign currency transactions	91,492,149		60,067,149	
4. Loss on foreign exchange translation	201,579,496		3,098,538	
5. Loss on disposition of investment assets	141,743		1,556,424	
6. Loss on valuation using equity method of accounting	-		1,721,735	
7. Other non-operating expenses	15,600,139		22,636,192	
VIII. ORDINARY INCOME		**8,021,565**		**415,996,025**
IX. EXTRAORDINARY GAINS		**-**		**-**
X. EXTRAORDINARY LOSSES		**-**		**-**
XI. INCOME BEFORE INCOME TAX EXPENSES		**8,021,565**		**415,996,025**
XII. INCOME TAX EXPENSES		**2,670,102**		**128,142,205**
XIII. NET INCOME		**5,351,463**		**287,853,820**
(Primary EPS excluding extraordinary items : Current year ₩115)				
(Fully diluted EPS excluding extraordinary items : Current year △₩130)				
(Primary EPS including extraordinary items : Current year ₩115)				
(Fully diluted EPS including extraordinary items : Current year △₩130)				

STATEMENT OF APPROPRIATIONS OF RETAINED EARNINGS

For the years ended December 31, 2000 and 1999

The Date of Appropriation : March 16, 2001
The Date of Appropriation : March 24, 2000

Unit : Thousand Won

DESCRIPTION	2000		1999	
I. RETAINED EARNINGS BEFORE APPROPRIATIONS		356,466		294,996,738
1. Unappropriated retained earnings carried over from prior years	(12,740,713)		135,825	
2. Cumulative effect of accounting changes	25,345,622		24,532,950	
3. Loss on prior period error correction	-		(17,525,857)	
4. Interim dividends	(17,599,907)			
5. Net income	5,351,464		287,853,820	
II. TRANSFER FROM VOLUNTARY RESERVES		79,002,001		12,558,000
1. Reserve for export losses	19,078,667		6,692,000	
2. Reserve for technological development	-		3,200,000	
3. Reserve for foreign market exploitation	1,923,334		666,000	
4. Reserve for investment	1,000,000		2,000,000	
5. Reserve for business expansion	57,000,000		-	
TOTAL		79,358,467		307,554,738
III. APPROPRIATIONS OF RETAINED EARNINGS		79,218,465		320,295,451
1. Legal reserve	8,800,000		10,000,000	
2. Reserve for business rationalization	200,000		200,000	
3. Reserve for financial structure improvement	600,000		28,800,000	
4. Dividends	69,618,465		99,495,451	
· Cash dividends (Ratio)	69,618,465		99,495,451	
Common Stock : FY '00 ₩2,000 (40%)				
FY '99 ₩2,500 (50%)				
Preferred Stock : FY '00 ₩2,050 (41%)				
FY '99 ₩2,550 (51%)				
5. Reserve for business expansion	-		181,800,000	
IV. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED OVER FORWARD TO SUBSEQUENT YEAR		140,002		(12,740,713)

S-OIL CORPORATION

STATEMENT OF CASH FLOWS

For the years ended December 31, 2000 and 1999

Unit : Thousand Won

DESCRIPTION	2000	1999
I . CASH FLOWS FROM OPERATING ACTIVITIES		
(1) Net income	**5,351,464**	**287,853,820**
(2) Adjustments to reconcile net income to net cash Provided by operating activities :		
1. Depreciation and amortization	196,451,577	198,679,258
2. Provision for severance indemnities	15,598,428	14,645,537
3. Provision for allowance for doubtful accounts	1,321,170	14,633,845
4. Amortization of discount on bonds and imputed interest	15,158,560	14,692,412
5. Loss on valuation inventories	5,594,010	70,789
6. Foreign exchange gains	(4,724,150)	(82,394,403)
7. Foreign exchange losses	201,579,496	3,098,538
8. Loss(gain) on valuation of marketable securities	57,984,278	(14,465,875)
9. Loss(gain) on disposal of investments-net	(315,489)	1,556,424
10. Loss(gain) on valuation using equity method	(15,897,595)	1,721,735
11. Loss(gain) on disposal of property, Plant and equipment-net	232,181	252,245
12. Other	156,552	13,901,526
Sub-Total	**473,139,018**	**166,392,031**
(3) Change in operating assets and liabilities that provided (used) cash :		
1. Trade receivables	150,099,298	(143,731,125)
2. Other receivables	(134,192,164)	59,321,064
3. Accrued income and other	(3,806,439)	(785,757)
4. Inventories	133,822,259	(189,091,320)
5. Deferred income tax assets	(35,243,799)	24,342,791
6. Trade payables	(323,716,342)	328,672,279
7. Advance from customers	(12,235,905)	21,200,913
8. Accrued expenses	9,334,106	(493,813)
9. Accrued income taxes	(50,292,422)	(74,603,945)
10. Severance indemnity payments	(1,666,454)	(50,389,311)
11. Decrease National pension fund	114,344	2,088,987
Sub-Total	**(267,783,518)**	**(23,469,237)**
(4) Net cash provided by operating activities	**210,706,964**	**430,776,614**

Unit : Thousand Won

DESCRIPTION	2000	1999
II . CASH FLOWS FROM INVESTING ACTIVITIESS		
1. Decrease(increase) in short-term financial instruments	533,370,429	(343,054,497)
2. Decrease(increase) in marketable securities	253,943,916	(396,422,456)
3. Decrease(increase) in short-term loans	(40,089,793)	38,799,288
4. Decrease in long-term financial instruments	-	5,500
5. Decrease in long-term loans	52,065,924	43,039,241
6. Net decrease(increase) in investment securities	(52,628,689)	10,106,263
7. Purchase of property, plant and equipment	(38,063,547)	(51,744,060)
8. Purchase of proprietary equipment use right	(590,500)	-
9. Disposal of property, plant and equipment	620,332	2,129,020
10. Decrease(increase) in severance indemnities	(4,371,618)	21,938,772
11. Decrease in guarantee deposits	862,370	6,564,473
12. Decrease in deferred catalyst	6,062,002	12,206,755
13. Increase in deposits received for rent	9,060	390,630
TOTAL	711,189,886	(656,041,071)
III. CASH FLOWS FROM FINANCIAL ACTIVITIES		
1. Increase in short-term borrowings	375,266,807	171,600,486
2. Increase other accounts payable	184,275,118	252,196,531
3. Increase(decrease) in withholdings	(6,094,519)	6,240,991
4. Repayment of long-term borrowings	(191,204,504)	(116,999,100)
5. Repayment of debentures	(411,000,000)	(100,000,000)
6. Purchase of treasury stock	(112,983,722)	(101,396,391)
7. Payment of dividends	(117,063,939)	(139,526,924)
TOTAL	(278,804,759)	(27,884,407)
IV . INCREASE IN CASH	643,092,091	(253,148,864)
V . CASH AT BEGINNING OF YEAR	316,160,943	569,309,807
VI . CASH AT END OF YEAR	959,253,034	316,160,943

NOTE TO FINANCIAL STATEMENTS

For the years ended December 31, 2000 and 1999

1. General

a. Date of foundation : January 6, 1976

b. Date of listing on the Korean Stock Exchange : May 8, 1987

c. Location of head office and factory

Head office : 23-2 Yongdungpo-Gu Yoido-Dong Seoul, Korea

Refinery : 360 Sanam Onsan Ulju Ulsan, Korea

d. Business area

① Producing and marketing petroleum products, gas, lube base oils, lubricants, grease, petrochemical products and other related products.

② Import and export of crude oil and the above products.

③ Development, exploration and disposition of crude oil, gas and other energy resources.

e. Representative director, Chairman : Sun Dong Kim

f. Changing of name: SsangYong Oil Refining Co., Ltd. to S-Oil Corporation on March 24, 2000.

g. Shareholders of the Company

Name	Number of shares	Shareholding ratio	Description
ARAMCO	19,701,987	35.00 %	Common stock
Institutional investors and other minorities	14,635,359	26.00 %	〃
Treasury stocks	21,954,050	39.00 %	〃
Total	56,291,396	100.00 %	

2. Summary of Significant Accounting Policies

a. Accounting principles applied to the preparation of the financial statements

The Company's financial statements are prepared in accordance with the Financial Accounting Standards generally accepted in Korea.

b. Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts with respect to the year-end balance of account receivables, loans and other receivables based on the aggregate estimated bad debts.

c. Marketable securities

Marketable securities are carried at the acquisition cost applying the gross average method and are stated at the fair value.

d. Inventories

The quantity of inventory is determined by a perpetual recording system and actual measuring. Inventories are stated at cost, being determined using the monthly last-in first-out (LIFO) method (except for materials-in-transit which are stated at specific cost and supplies which are stated using moving average method). When the market value of inventory is less than the acquisition cost, the inventory is carried at market value.

The losses from valuation of inventories at the lower of cost or market on December 31, 2000 are as follows:

Accounts	Acquisition Cost	Market Value	Valuation Loss
Merchandise	₩ 581,211,301	₩ 503,524,442	₩ 77,686,859
Finished Goods	306,124,586,302	301,459,940,256	4,664,646,046
Semi-finished Goods	69,061,553,050	68,708,387,457	353,165,593
Raw materials	159,395,317,853	158,896,806,452	498,511,401
Total	₩ 535,162,668,506	₩ 529,568,658,607	₩ 5,594,009,899

e. Investment securities

(1) Valuation of investment stock where market value is available (except investments using equity method)

Marketable stocks are stated at the fair value on the balance sheet, and the difference between book value and fair value is charged to valuation gains and losses shown under capital adjustments account.

(2) Valuation of investment stock where market value is not available (except investments using equity method)

Investments where market value is not available are stated at cost, which is determined by the gross average method. If the investee's net book value declines and is not expected to recover, the acquisition cost is adjusted to the investor's share in the net worth of the investee. The difference between acquisition cost and adjusted amount is charged to current operations and is shown in the investment securities impairment loss account.

(3) Valuation of investment stock using equity method

Investments in affiliated companies over which the Company exercises substantial influence are stated on the balance sheet as adjusted for the investor's share in the investee's net assets using the equity method.

If a difference between the book value and the balance sheet value is derived from changes in the current net income or loss of the investee, the difference is presented as "valuation gain or loss using equity method", resulting in an increase or decrease of net income. If a difference is derived from changes in the investee's retained earnings, such difference is presented as an increase or decrease in retained earnings. If the difference is derived from changes in the investee's capital surplus or capital adjustment, it is presented as valuation gain (loss) on investments, shown in capital adjustment account as a component of shareholders' equity.

· Elimination of unrealized profits from internal transactions

The unrealized profits from transactions between the Company and affiliated companies which reside in the inventories and fixed assets held by any of the parties as of December 31, 2000 are determined on the basis of the average gross margin of the selling company. In case that the unrealized profit incurs on the company's sale of products to affiliated companies, the whole profit amount is eliminated. In case that the unrealized profit incurs on the affiliated companies' sale of products to the Company, the profit amount equivalent to the Company's shareholding ratio in those affiliated companies is eliminated and the investment is affected, accordingly and in case that the unrealized profit incurs from transaction between affiliated companies, the profit amount equivalent to the Company's shareholding ratio in the selling company is eliminated and the investment is affected, accordingly.

· Translation of the financial statements of foreign affiliated company

All the assets and liabilities of a foreign affiliated company are translated at the exchange rate as of the balance sheet date (shareholder's equity at historical rates of exchange). Profits and losses are translated at the average exchange rate for the year. The difference between shareholder's equity and net asset after translation into Korean Won is charged in proportion to the Company's shareholding ratio to capital adjustment as valuation gain or loss from investment securities.

(4) Valuation of investment in bonds

The acquisition cost of bonds is determined by applying the gross average method. When face value of investment in bonds differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining terms of the bonds. Amortization of premium or discount is deducted from or added to the acquisition cost and interest income.

In case of investment in bonds which the Company does not intend to hold until maturity, when the book value differs from fair value, the fair value is recorded as balance sheet amount. The difference between book value and fair value is charged to valuation gain or loss of investment securities account in capital adjustment.

f. Valuation of tangible assets and related depreciation

(1) Valuation of tangible assets

Tangible assets are carried at cost (except revalued tangible assets by law). Interest accrued on debt used for the purchase or construction of tangible assets is capitalized until the individual capital projects are completed. In 2000, the Company capitalized ₩4,324 million. Among expenditures for repairs and maintenance, those to prolong the life of the assets or to increase real value of the assets are added to the acquisition costs of those assets and those to recover normal condition or to maintain efficiency are charged to current expenses.

(2) Depreciation

Depreciation is computed using the straight-line method based on the estimated useful lives of related assets. Accumulated depreciation is presented as a deduction from the corresponding asset account.

g. Intangible assets

The Company amortizes identifiable intangible assets such as patents and trademarks on the straight-line basis over their estimated useful lives. Intangible assets are presented net of accumulated amortization.

h. Convertible bonds

The Company recognizes interest expense of convertible bonds applying an effective interest rate which equalizes the present value of the principal and interest (including the premium to be paid at the date of redemption) to the issuing amount. The interest expense accrued from the premium is presented as long-term accrued interest expense and is added to the convertible bond.

i. Discount on bonds issued

The discount on bonds issued is amortized using the effective interest method from issuing date to maturity. The amortized amount is added to interest expense.

j. Long term installment transaction

Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar transactions are stated at present value, if the difference between nominal value and present value is material. The present value discount account is amortized using the effective interest method.

k. Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the base exchange rate quoted at the balance sheet date. Resulting exchange losses and gains are recognized currently.

The loss and gain from translation as of December 31, 2000 are as follows:

Account	Foreign currency	Translated	Loss	Gain
Account receivables	U$ 124,225,586.19	₩ 156,486,970,923	₩ 89,994	₩ 4,412,844,988
Account payables	U$ 303,249,639.70	₩ 382,003,571,130	₩ 14,076,785,447	₩ 95,597,267
〃	JPY 8,174,820	90,047,277	2,432,009	—
Short-term borrowings	U$ 1,328,102,643.01	1,673,010,899,361	153,146,682,576	215,707,488
Long-term borrowings	U$ 306,458,355.82	386,045,591,069	34,353,505,750	—
Total			₩201,579,495,776	₩ 4,724,149,743

* 1. Overseas convertible bonds, dollar denominated long-term borrowings and long-term accrued interest expenses together with current portion of long-term debt totaling ₩270,038,476,425 (U$214,367,290.77) are included in "long-term borrowings" above.

* 2. Exchange rate is ₩1,259.70 / U$

The loss and gain from translation as of December 31, 1999 are as follows:

Account	Foreign currency	Translated	Loss	Gain
Cash & equivalent	U$ 6,011,112.48	₩ 6,885,128,266	₩ —	₩ —
Account receivables	U$ 244,331,839.56	279,857,688,972	162,401,216	1,667,024,220
Account payables	U$ 329,858,237.83	₩ 377,819,625,759	₩ 2,936,136,532	₩ 2,403,817,109
Short-term borrowings	U$ 988,763,331.92	1,132,529,520,420	—	49,610,738,948
Long-term borrowings	U$ 465,631,300.19	533,334,091,115	—	28,712,822,650
Total			₩ 2,936,136,532	₩ 80,727,378,707

* 1. Overseas convertible bonds, dollar denominated long-term borrowings and long-term interest expenses together with current portion of long-term debt totaling ₩105,136 million (U$91,790,084.00) are included in "long-term borrowings" above.

* 2. Exchange rate is ₩1,145.40 / U$

l. Income tax expenses

The Company used the asset and liability method of accounting for income taxes. The changes in deferred income tax for the current period are added to or subtracted from the total income tax and surtaxes to be paid for the current period pursuant to laws such as the Corporate Income Tax Act, etc. The difference between the income tax expense and the amount of income tax shown in the current period's tax return are accounted for as deferred income tax debits (credits) and will be offset against the deferred income tax credits(debits) which will occur in subsequent periods.

m. Changes in accounting treatment

The cumulative effect on prior years of changes in accounting standards or estimates are charged or credited to opening retained earnings.

3. Restricted Deposits

Restricted deposits as of December 31, 2000 and 1999 are as follows:

Account	2000	1999	Restriction
Short-term financial instruments	₩ 2,314,000,000	₩ 1,314,000,000	Collateral for borrowing and bidding
Long-term financial instruments	15,500,000	15,500,000	Guarantee deposit
Deposits for severance indemnities	-	5,250,000,000	
Total	₩ 2,329,500,000	₩ 6,579,500,000	

4. Investments

a. Marketable stocks

The marketable stocks as of December 31, 2000 are as follows:

Company	Number of shares	Shareholding ratio	Cost	Market value	Book value
LG Caltex Gas	528,000	7.70 %	₩ 2,640,000,000	₩ 5,227,200,000	₩ 5,227,200,000
SK Gas	528,000	6.12 %	2,640,000,000	5,148,000,000	5,148,000,000
Kia motors	118	—	1,696,350	837,800	837,800
SsangYong Eng. & Construction	240,851	0.18 %	243,259,510	84,297,850	84,297,850
SsangYong Information & Communication	46,018	0.85 %	460,180,000	2,880,726,800	2,880,726,800
Equity-type trust fund	-	-	56,002,409,885	34,628,373,947	34,628,373,947
Treasury stock fund	-	-	416,979,100	333,647,900	333,647,900
Total			₩ 62,404,524,845	₩ 48,303,084,297	₩ 48,303,084,297

The marketable stocks as of December 31, 1999 are as follows:

Company	Number of shares	Shareholding ratio	Cost	Market value	Book value
LG Caltex Gas	528,000	7.70 %	₩ 2,640,000,000	₩ 6,864,000,000	₩ 6,864,000,000
SK Gas	528,000	6.12 %	2,640,000,000	6,336,000,000	6,336,000,000
Peace Bank	51,282	0.04 %	150,256,260	79,999,920	79,999,920
Kia motors	118	-	1,696,350	837,800	837,800
SsangYong Eng. & Construction	240,851	0.18 %	10,898,550,000	243,259,510	243,259,510
Treasury stock fund	-	-	281,292,971	283,466,100	283,466,100
Total			₩ 16,611,795,581	₩ 13,807,563,330	₩ 13,807,563,330

The valuation gains or losses from investments in marketable stocks for the years ended December 31, 2000 and 1999 are as follows:

F/S	Account	2000	1999
Income statement	Other non-operational expenses	₩ 158,961,660	₩ 10,655,290,490
Balance sheet	Valuation gains	7,515,746,800	7,922,173,129
	Valuation losses	₩ 21,458,225,688	₩ 71,114,890

b. Stocks (using equity method of accounting)

Investments in stocks to which equity method is applied as of December 31, 2000 and 1999 are as follows:

Year	Shares	Ratio (%)	Acquisition cost	Net assets	Book value
2000	10	100.00 %	₩ 7,963,000	₩ 47,636,302,063	₩ 47,636,302,063
1999	10	100.00 %	₩ 7,963,000	₩ 27,219,081,345	₩ 27,219,081,345

The valuation gains or losses from equity method as of December 31, 2000 and 1999 are as follows:

F/S	Account	2000	1999
Income statement	Valuation gains from equity method	₩ 15,897,595,340	₩ -
	Valuation loses from equity method	-	1,721,735,033
Balance sheet	Retained earning	12,316,961,329	14,038,696,362
	Valuation gains	₩ 19,413,782,394	₩ 14,894,157,016

c. Non-traded stocks (excluding stocks using equity method)

Investments in non-traded stocks as of December 31, 2000 are as follows:

Company	Number of shares	Ratio (%)	Acquisition Cost	Net asset	Book value
Daehan Oil Pipeline	1,812,213	8.06 %	₩ 18,122,130,000	₩ 16,028,778,178	₩ 18,122,130,000
Korea Environment Technology	21,428	0.54 %	107,140,000	109,101,325	107,140,000
Do Si Industry	5,080	12.54 %	92,080,080	95,197,822	92,080,080
SsangYong Engineering	60,000	1.35 %	301,590,000	66,539,306	301,590,000
Total			₩ 18,622,940,080	₩ 16,299,616,631	₩ 18,622,940,080

Investments in non-traded stocks as of December 31, 1999 are as follows:

Company	Number of shares	Ratio (%)	Acquisition Cost	Net asset	Book value
Daehan Oil Pipeline	1,812,213	8.06 %	₩ 18,122,130,000	₩ 17,068,167,507	₩ 18,122,130,000
Korea Environment Technology	21,428	0.54 %	107,140,000	113,381,533	107,140,000
Do Si Industry	5,080	12.54 %	92,080,080	53,648,332	92,080,080
SsangYong Engineering	60,000	6.67 %	301,590,000	387,465,248	301,590,000
SsangYong Information & Communication	51,340	0.95 %	513,400,000	527,567,963	513,400,000
Total			₩ 19,136,340,080	₩ 18,150,230,583	₩ 19,136,340,080

d. Investment in bonds

Bonds	2000	1999
Government bonds	₩ 9,611,968,000	₩ 12,002,524,000
Stock market stabilization fund	4,469,126,743	4,930,916,630
Total	₩ 14,081,094,743	₩ 16,933,440,630

5. Tangible Assets

a. Posted land value

Land values posted by local government are as follows:

Account	Book value(A)	Posted value(B)	(B) – (A)
Land	₩ 289,631,099,658	₩ 287,872,338,359	△ 1,758,761,299

b. Tangible assets revaluation

On July 1, 1983 and January 1, 1988 the Company's property, plant and equipment were revalued in accordance with the Korean Assets Revaluation Law. The revaluation increment (net of asset revaluation tax), totaling ₩53,661 million, was credited to other capital surplus.

Also, on October 1, 1998 the Company revalued tangible assets including land pursuant to the Korean Asset Revaluation Law. As a result of such revaluation, the revaluation increment (net of asset revaluation tax amounting to ₩12,484 million), totaling ₩468,304 million, was credited to capital surplus. Out of the asset revaluation surplus, ₩78,348 million has been offset against the balance of deferred foreign exchange translation losses and the remaining amount was credited to other capital surplus.

6. Assets Pledged and Guarantees Received

The Company pledged assets as collateral for various borrowings as follows:

Assets pledged	Pledge limit	Creditor	Debts	Debt balance
Land, buildings, BTX plants	₩ 19,350,000,000 U$ 143,653,600 FFr 154,786,800 ¥ 11,781,000,000	KDB	36th Bond	₩ 120,000,000,000
			Usance	₩ 347,210,557,754 (U$ 275,629,561)
Land and structures (Inchon)	₩ 23,000,000,000	KNOC	Petroleum business fund	₩ 15,590,000,000
BCC plants	-	CHB	Energy utility rationalization loan	₩186,750,000
			General foreign currency loan	₩ 9,314,221,801 (U$ 7,394,000)
Deposits Land, machinery	₩ 1,314,000,000 ₩ 4,750,000,000	Hanvit Bank	Vocational training promotion fund	₩ 1,182,000,000
Total				₩ 493,483,529,555

7. Insured Assets

Insurance	Assets	Location of assets	Amount	Duration
Fire insurance	Ulsan company house	Ulsan	₩ 12,861,100,000	2000.11.23-2001.11.23
〃	Pusan office	Pusan	1,094,600,000	〃
〃	Samsung-dong office	Seoul	1,222,000,000	〃
〃	Jung-woo office	Seoul	152,400,000	〃
〃	Chunan office	Chunan	769,800,000	〃
〃	Company house	Ulsan	1,871,300,000	〃
Casualty insurance	Customer support facilities	Onyang others	1,680,564,000	2000.3.15-2001.3.14
〃	Inventories	Ulsan others	17,969,061,000	〃
〃	LPG filling stations	Gapyong others	4,679,560,000	〃
〃	Oil product	Kyong-in oil pipe line	1,444,453,000	〃
〃	Computer	Head office, factory	1,836,273,000	〃
〃	Inventories and facilities	Factory, Inchon Gunsan tank	2,376,762,000,000	2000.3.3-2001.3.3
〃	〃	Sihung, Yosu, Mukho Hala, Chuneui, Namsun	₩ 19,678,000,000	2000.8.3-2001.8.3
Business interruption insurance	Loss from business interruption	-	₩ 846,872,000,000	2000.3.3-2001.1.3
General commercial liability insurance	Product liability	-	U$ 30,000,000	2000.1.27-2001.1.26
Airplane refuel liability	Airplane refuel liability	-	U$ 600,000,000	2000.5.2-2001.5.1
Aviation insurance	Airplane / Injury / Indemnity	-	U$ 3,700,000	2000.11.7-2001.11.6
Cargo insurance	Export/Import products	-	U$ 75,000,000	2000.3.24-2001.3.24
	Coastal transportation products		U$ 13,000,000	2000.9.1-2001.8.31
Marine hull insurance	Super dolphin Barge	Onsan	U$ 605,000	2000.6.26-2001.6.26
Total			₩ 3,288,893,111,000 U$ 722,305,000	

* In addition, the Company adequately insures all the risks associated with the Company's business by carrying general insurance for vehicle and worker's compensation and casualty insurance for employees.

8. Overseas Convertible Bonds

Overseas convertible bonds issued by the Company are as follows:

Description	1st series	2nd series
1. Issuing date	1993.7.20	1994.9.12
2. Face value	U$ 150,000,000	U$ 50,000,000
3. Issuing value	U$ 150,000,000	U$ 50,000,000
4. Description	Bearer form, coupon Non-guaranteed overseas convertible bond	Bearer form, coupon Non-guaranteed overseas convertible bond
5. Coupon rate	3.75 % / year	3.00 % / year
6. Payment of interest	Every year end in arrear	Every year end in arrear
7. Repayment and maturity	Bullet repayment on 2008.12.31	Bullet repayment on 2004.12.31
8. Conversion price/Underlying stock	₩18,724/share , Preferred stock	₩26,100/share, Preferred stock
9. Conversion period	1993.8.20 – 2008.11.30	1994.10.12 – 2004.11.30
10. Option	Put Option (on July 20, 2001, 126.47%)	Call Option (after September 12, 1997, stock market price over 140% of conversion price for 20 days)
11. Year end balance(2000)	U$ 148,825,000 (₩ 187,474,852,500)	U$ 50,000,000 (₩ 62,985,000,000)
12. Long-term accrued interest expenses	₩ 45,515,595,803	-

(Note) The Convertible bonds are translated into Korean Won at the base exchange rate quoted at the balance sheet date. The interest expense accrued from the premium is presented as long-term accrued interest expense.

The principal of 1st series convertible bonds (₩187,474 million) and its long-term accrued interest expense (₩45,515 million) is presented as current portion of long term liabilities.

The principal of 2nd series convertible bonds (₩62,985 million) is presented as long-term debentures.

9. Long-term Borrowings

Long-term borrowings as of December 31, 2000 are as follows:

Currency	Bank	Interest rate	Maturity	Amount	Foreign currency
Won base	CHB	5.00 %	2002.12.15	₩ 186,750,000	
	Hanvit Bank	3.00 %	2008.9.30	1,182,000,000	
	CHB	7.67 %	2009.12.2	120,000,000,000	
	KNOC	9.00 %	2009.9.15	15,590,000,000	
Present value discount				(26,210,019,673)	
Sub total				₩ 110,748,730,327	
Dollar base	Credit Lyonnais Bank	L+1.00%	2002.10.23	₩ 3,849,643,200	U$ 3,056,000.00
	Societe General Bank	L+0.70%	2002.6.29	11,809,687,500	U$ 9,375,000.00
	Indosuez Bank	L+0.70%	2003.12.24	46,500,005,952	U$ 36,913,555.57
	Arab Bank	L+0.75%	2002.7.19	6,821,975,326	U$ 5,415,555.55
	CHB	L+0.50%	2000.1.24	9,314,221,801	U$ 7,394,000.00
	HSBC	L+0.70%	2003.6.27	10,497,500,021	U$ 8,333,333.35
	KNOC	—	—	1,277,108,966	U$1,013,819.93
Sub total				₩ 90,070,142,766	U$ 71,501,264.40
Total				₩ 200,818,873,093	

* Current portion of long-term borrowings is ₩39,125 million

* Increase/Decrease of long-term borrowing for the year then ended 2000(Increase of dollar denominated long-term borrowing is from losses in foreign exchange translation)

Account	Beginning	Increase	Decrease	Ending
Won denominated	₩ 139,085,550,000	₩ -	₩ 2,126,800,000	₩ 136,958,750,000
Dollar denominated	270,975,252,220	8,172,594,926	189,077,704,380	90,070,142,766
Total	₩ 410,060,802,220	₩ 8,172,594,926	₩ 191,204,504,380	₩ 227,028,892,766

Long-term borrowings as of December 31, 1999 are as follows:

Currency	Bank	Interest rate	Maturity	Amount	Foreign currency
Won based	CHB	5.00 %	2002.12.15	₩ 335,550,000	
	Hanvit Bank	3.00 %	2008.9.30	1,182,000,000	
	CHB	7.67 %	2009.12.2	60,000,000,000	
	Hana Bank	7.67%	2009.12.2	60,000,000,000	
	KNOC	9.00 %	2009.9.15	17,568,000,000	
Present value discount				(27,838,907,985)	
Sub total				₩111,246,642,015	
Dollar based	KFB	B+0.90%	2004.8.1	₩ 44,461,133,832	U$ 38,817,123.97
	Credit Lyonnais Bank	L+1.00%	2002.10.23	5,250,513,601	U$ 4,584,000.00
	KDB	L+0.50%	2000.1.14	51,543,000,001	U$ 45,000,000.00
	Societe General Bank	L+0.70%	2002.6.29	17,896,875,000	U$ 15,625,000.00
	Indosuez Bank	L+0.70%	2003.12.24	57,207,741,154	U$ 49,945,644.45
	Arab Bank	L+0.75%	2002.7.19	9,304,465,997	U$ 8,123,333.33
	CHB	L+0.50%	2000.1.24	43,730,226,602	U$ 38,179,000.03
	KEB	B+0.90%	2005.3.26	26,998,447,900	U$ 23,571,196.00
	HSBC	L+0.70%	2003.6.27	13,363,000,008	U$ 11,666,667.00
	KNOC	—	—	1,219,848,125	U$1,064,997.49
Sub total				₩270,975,252,220	U$ 236,576,962.27
Total				₩382,221,894,235	

* Current portion of long-term borrowings is ₩ 107,263 million

Increase/Decrease of long-term borrowings for the year then ended 1999

Account	Beginning	Increase	Decrease	Ending
Won denominated	₩ 26,778,350,000	₩120,000,000,000	₩ 7,692,800,000	₩139,085,550,000
Dollar denominated	395,043,954,715	—	124,068,702,495	270,975,252,220
Total	₩421,822,304,715	₩120,000,000,000	₩131,761,502,495	₩410,060,802,220

10. Debentures

Debenture	Issue	Maturity	Interest rate	2000	1999
28th	1997.3.14	2000.3.14	11.00 %	-	₩ 70,000,000,000
29th	1997.4.15	2000.4.15	11.00 %	-	70,000,000,000
30th	1997.4.16	2000.4.25	12.91 %	-	30,000,000,000
31st	1997.9.19	2000.9.19	11.00 %	-	100,000,000,000
32nd	1997.10.16	2000.10.16	11.00 %	-	100,000,000,000
33rd	1997.11.13	2000.11.13	11.00 %	-	41,000,000,000
36th	1999.12.2	2009.12.2	7.67 %	₩ 120,000,000,000	120,000,000,000
Face value				120,000,000,000	531,000,000,000
Discount on bonds issued				-	△ 4,465,084,732
Present value discount				△ 26,210,019,672	△ 27,838,907,984
Book value				₩ 93,789,980,328	₩ 498,696,007,284

11. Accrued Severance Benefits

1) The Company established the provision for severance indemnity in the amount of 100% of the severance and retirement benefits that is calculated, assuming that all employees are to terminate their employment at the balance sheet date.

2) Severance indemnities for officers are included in those for employees at the time of termination.

	Provision for severance indemnities	Provision for Group severance indemnities insurance	Total
Beginning	₩ 42,693,319,956	₩ 5,250,000,000	₩ 47,943,319,956
Decreased	1,666,454,094	5,250,000,000	6,916,454,094
Increased	20,848,427,836	-	20,848,427,836
Ending	₩ 61,875,293,698	-	₩ 61,875,293,698

* A portion of severance benefits are funded in Samsung Life Insurance Co., Ltd., Kyobo Life Insurance Co., Ltd., Dongyang Insurance Co., Ltd.

* The Company has purchased retirement insurance where the employees are the beneficiaries. The total insurance amount at December 31, 2000 is ₩33,636 million and is presented as a deduction from provision for severance indemnities.

* The national pension the Company prepaid for employees are ₩4,041 million

12. Contingencies and Commitments

a. Guarantees provided for other companies (in million Won):

Guarantees	Guarantee limit	Creditor	Debt balance	Date
Bum An Logistics	298	SsangYong Motor	271	1998.11.16
Du Yong	355	SsangYong Motor	322	〃
Bum Yong	469	SsangYong Motor	427	〃
SsangYong Motor	46,058	Arab Bank	46,058	1995.5.16
Merryweather	560,000	CHB and others	560,000	1999.12.2
Total	607,180		607,078	

* With respect to the Company's guarantee issued to Arab Bank for SsangYong Motor Co., the Company received cash of ₩16,000 million from SsangYong Cement Co., Ltd and a guarantee letter totaling U$ 19,370,250.80 from Cho Hung Bank. The Company's guarantee has been cleared as of Jan 31, 2001.

b. Guarantee for Merryweather International Ltd.

Merryweather (shareholders : Paribas 44%, Aramco Overseas Company B.V. 28%, S – International Ltd. 28%) acquired Management Participation Rights (includes the rights to nominate 50% of directors and members of the Executive Committee, "MPR") in return for Merryweather's assumption of SsangYong Cement's rescheduled bank debts totaling ₩560,000 million, (bullet repayment after 10 years and an annual interest rate of 6.0%). For the stability of the Company's management, the MPR was licensed to S-International Ltd. until it is sold. The Company guaranteed redemption of Merryweather's debt in case that the MPR purchased by Merryweather and the shares purchased by the Company (refer to Note 17) are not assigned to a third party together with Merryweather' s debt of ₩560 billion by the ten year maturity of the debt.

c. The Company has provided 28 promissory notes and 2 checks as collateral.

d. Out of the discounted account receivables, the portion that their due dates are later then December 31, 2000 totals ₩227,099,865 (U$180,280,911.98)

e. Penalty imposed by FTC

The Company was notified that it was fined as in the below table for earnings obtained from illegal coalition in biddings for oil supply to the military for the years from 1998 to 2000. The due date was determined as June 23, 2001 by the resolution of Fair Trade Commission on January 4, 2001.

(in million Won)

Related Year	1998	1999	2000	Total
Amount	10,676	6,671	6,413	23,760

However, the Company filed a formal protest with the Fair Trade Commission claiming that the fine order should be cancelled due to the unreasonableness of the fine determination. Some time in 2001, a decision on cancellation of the fine or final amount of the fine is expected to be made.

13. Common Stock

1) Authorized shares : 120,000,000
2) Par value : ₩5,000
3) Number of shares outstanding : common stock 56,291,396, preferred stock 552,604
4) Capital : ₩284,220,000,000

14. Accounting Change and Prior Period Error Correction

a. Accounting change

As quarterly disclosure of listed companies became mandatory by the authorities, the Company changed the accounting policies for inventory valuation from annual LIFO to monthly LIFO for more appropriate presentation of Inventories. As a result of its accounting changes, net income for the year ended December 31, 2000 and beginning retained earnings increased ₩38,093 million and ₩25,346 million respectively.
Assuming the accounting change was applied retroactively, changes in major items are as follows. As the accounting change is related to valuation of inventory, it is impossible to reasonably determine the past 3 year details. Therefore, the changes are shown only for the year of 1999.

Account	Before change	After change
Ordinary income	₩ 415,996,025,594	₩ 452,622,646,709
Net income	287,853,819,904	313,199,441,716
Ordinary income per share	₩ 5,308	₩ 5,778
Earning per share	5,308	5,778

b. Prior period error correction

The prior period errors and their causes were identified as follows. The cumulative effects of the error corrections on the related assets and liabilities were reflected into the retained earnings and the comparative column for the previous year on the financial statements were restated.

Account	Description	Amount
Prior period error correction	Income tax expenses(1994)	₩ 11,406,705,150
	Income tax expenses(1995)	1,349,795,609
	Other expenses(1999)	120,944,663
Total		₩ 12,877,445,422

The financial statements for the year ended December 31, 1999 were restated to reflect the error correction.

15. Restricted Retained Earnings

The following legal reserve may not be utilized for cash dividend, but may be used to offset future deficits or transferred to capital stock.

Account	2000	1999	Related regulation
Reserve for improvement of financial structure	₩ 53,700,000,000	₩ 53,100,000,000	Regulation for Flotation and Disclosure of Securities(56)
Reserve for business rationalization	103,144,904,038	102,944,904,038	Tax exemption and Reduction Control Law(145)
Total	₩156,844,904,038	₩156,044,904,038	

16. Dividend Disclosure

a. Dividends declared

– Interim dividends (June 30, 2000)

Stock	Outstanding shares	Paid-in capital	Dividend rate	Cash dividends
Common stock	34,739,436	₩ 173,697,180,000	10.00 %	₩ 17,369,718,000
Preferred stock	460,377	2,301,885,000	10.00 %	230,188,500
Total	35,199,813	₩ 175,999,065,000		₩ 17,599,906,500

- Year end dividend (December 31, 2000)

Stock	Outstanding shares	Paid-in capital	Dividend rate	Cash dividends
Common stock	34,337,346	₩ 171,686,730,000	40.00 %	₩ 68,674,692,000
Preferred stock	460,377	2,301,885,000	41.00 %	943,772,850
Total	34,797,723	₩ 173,988,615,000		₩ 69,618,464,850

* For 1999, cash dividends per common stock was ₩2,500 and preferred stock₩2,550.

* The number of outstanding shares excludes treasury stock.

b. Dividend pay out ratio and dividend yield

Dividend pay out ratio			Dividend yield		
Cash dividends	Net income	Payout ratio	Dividend per share	Stock price	Rate of return
₩87,218,371,350	₩5,351,463,664	1,629.80 %	common: 2,500	₩27,500	9.09 %
			preferred: 2,550	₩18,200	14.01 %

17. Treasury Stock

In accordance with the Korean Securities Exchange Act (Regulation189-2), the Company acquired the following treasury stock for the purpose of supporting the stock price and stabilizing the Company's management right. The Company will hold the treasury stocks for more than 1 year from acquisition date.

Acquisition date	Stock	Purpose	Number of shares	Acquisition cost	Remark
Before 1996	Preferred	Stabilizing of stock price	92,040	₩ 1,875,942,045	
1997	Common	〃	946,930	16,815,462,390	
〃	Common	〃	21,077	579,617,500	Treasury stock fund
〃	Preferred	〃	187	3,403,400	Treasury stock fund
Dec. 2, 1999	Common	The right of mgt.	15,991,793	285,453,373,815	Specified money trust
2000	Common	Stabilizing of stock price	2,000,000	37,845,459,630	Stock market
〃	Common	〃	2,994,250	75,138,261,880	Specified money trust
Total			22,046,277	₩417,711,520,660	

18. Income Tax

a. Income tax expenses

Description	2000	1999
Current payable	₩ 26,892,809,303	₩ 103,539,506,911
Deferred	△ 24,222,707,752	24,602,698,779
Total	₩ 2,670,101,551	₩ 128,142,205,690

b. As the cumulative effect of accounting change was added to retained earnings, tax expense increased ₩11,280 million and was deducted from retained earnings.

c. Difference between accounting income and taxable income for 2000 and 1999 are as follows:

Description	2000	1999
Earning before income tax	₩ 8,021,565,215	₩ 415,996,025,594
Permanent difference		
– interest income, others	1,190,867,855	572,384,001
Temporary difference		
– valuation losses from investment	300,705,108	15,082,720,407
– valuation losses from marketable securities	57,984,275,147	—
– bad debt expenses	△ 3,292,443,433	△ 1,464,477,252
– depreciation	25,835,476,839	27,683,521,467
– interest expense of convertible bond	7,435,698,584	6,288,144,631
– tax free reserve(export loss reserve, others)	22,002,001,000	12,558,000,000
– tax return of custom	△ 19,237,050,052	△ 35,498,420,998
– accrued interest income	8,841,530,513	△ 17,089,923,315
– liquidation loss of subsidiary	△ 45,120,297,887	△ 60,784,700,136
– amortization of deferred expenses	△ 10,497,283	△ 567,646,389
– deferred foreign exchange gain(loss)	△ 1,992,268,593	△ 4,904,648,000
– translation loss of convertible bond	25,898,025,097	△ 13,950,420,208
– severance indemnity	—	△ 7,231,042,348
Taxable income	₩ 87,857,588,110	₩ 336,689,517,454

d. Cumulative temporary difference at December 31, 2000 and 1999 are as follows:

Description	1999	Increase	Decrease	2000
Tax return of custom	₩ △46,839,419,628	₩ 46,839,419,628	₩ 66,076,469,680	₩ △66,076,469,680
Accrued interest income	△28,361,655,273	18,199,449,672	9,357,919,159	△19,520,124,760
Marketable securities	—	57,984,275,147	—	57,984,275,147
Investment	30,291,658,082	300,705,108	45,120,297,887	△14,527,934,697
Bad debt expenses	9,232,704,126	5,639,720,180	8,932,163,613	5,940,260,693
Deferred expenses	31,491,867	—	10,497,283	20,994,584
Depreciation	27,683,521,467	26,040,076,259	204,599,420	53,518,998,306
Deferred foreign exchange gain(loss)	12,901,828,044	115,879,618	2,108,148,211	10,909,559,451
Translation loss of convertible bond	98,701,305,018	33,333,723,681	—	132,035,028,699
Tax free reserve	△56,622,000,000	22,002,001,000	—	△34,619,999,000
Total	₩ 47,019,433,703	₩ 210,455,250,293	₩ 131,810,095,253	₩ 125,664,588,743

e. Deferred tax assets as of December 31, 2000

Cumulative temporary difference	Tax rate	Deferred tax
₩ 125,664,588,743	30.8 %	₩ 38,704,693,332

f. Effective tax rate for the year ended December 31, 2000 is 33.28%

g. A portion of the asset revaluation surplus has been offset against the balance of deferred foreign exchange translation losses amounting to ₩78,348 million in 1998, pursuant to the Korean Asset Revaluation Law. The tax effect of this temporary difference (₩24,131 million) was reflected on other capital surplus account.

19. Ordinary Income and Earning Per Share

a. Basic earning per share

Earning per share is computed by dividing net income by the weighted average number of common shares outstanding:

Account	Amount	Number of shares	Earning per share
Ordinary income per share	₩ 4,177,502,314	36,192,634	₩ 115
Net income per share	₩ 4,177,502,314		₩ 115

a) Weighted average number of shares outstanding

Description	Number of shares	Term	Days	Weighted number
Stock issued	56,291,396	1.1 ~ 12.31	366	20,602,650,936
Treasury stock	(16,959,800)	1.1 ~ 12.31	366	△ 6,207,286,800
Treasury stock	(4,994,250)	-		△ 1,148,859,950
Total	34,337,346			13,246,504,186

* Weighted average number of common shares outstanding = 13,246,504,186 ÷ 366 = 36,192,634

b) Adjusted income for basic earning per share

Description	Ordinary income	Net income
Net income	₩ 5,351,463,664	₩ 5,351,463,664
less preferred stock dividend	△ 1,173,961,350	△ 1,173,961,350
Deduct - extraordinary gains	-	-
Add - extraordinary losses	-	-
Tax expenses for extraordinary gain and loss	-	-
Adjusted income	₩ 4,177,502,314	₩ 4,177,502,314

* Dividend for preferred treasury stock was excluded from calculation of dividend for preferred stock.

* Ordinary income and net income earnings per share of prior year were ₩5,308 and ₩5,308.

b. Diluted earning per share

Account	Amount	Shares issued	Earning per share
Diluted ordinary income	₩(4,712,683,044)	36,192,634	₩(130)
Diluted net income	₩(4,712,683,044)		₩(130)

- Adjusted income for diluted earning per share

Description	Diluted ordinary income	Diluted net income
Adjusted income for common stock	₩ 4,177,502,314	₩ 4,177,502,314
Less - dividend for convertible bond(not converted)	(20,208,229,800)	(20,208,229,800)
Add - interest expense for convertible bond	11,318,044,442	11,318,044,442
Total	₩ (4,712,683,044)	₩ (4,712,683,044)

* The Company has outstanding convertible bonds which are convertible into preferred stock.

* Interest expense on convertible bonds is the interest expense times (1-marginal tax rate).

20. Related Party Transactions

The Company had the following transactions and outstanding account balances with related parties for the years ended December 31, 2000 and 1999.

Account	S - International Ltd.	
	2000	1999
Account receivables	₩ 13,129,429,488	₩ 32,990,139,495
Account payables	478,929,906,779	792,945,169,548
Sales	344,095,005,368	187,944,309,772
Purchase	₩ 5,297,235,916,944	₩ 3,767,032,239,473

21. Value Added

The value added the Company created comprised as follows:

Value added	2000		1999	
	Manufacturing cost	Income statement	Manufacturing cost	Income statement
Ordinary income	₩ -	₩ 8,021,565,215	₩ -	₩415,996,025,594
Salaries	53,675,557,829	37,956,026,791	49,514,888,888	34,443,754,595
Welfare	14,504,702,944	10,630,826,753	18,017,657,700	12,612,809,093
Net interest expenses	-	123,603,019,456	-	92,588,730,406
Rent	1,957,387,532	10,214,314,775	1,047,105,576	13,542,146,701
Taxes and dues	1,946,573,540	8,858,778,624	1,841,213,670	8,299,239,566
Depreciation	₩180,453,819,088	₩ 15,672,628,672	₩180,925,871,309	₩ 17,453,251,483

22. Environmental Policies

The Company realized the importance of environmental issue. The Company has produced environment- friendly product; low benzene gas, clean kerosene, 0.03% sulfur gasoline (lower than standard 0.05%) and laid down an environmental master plan in August 31, 1995.

The Company has adopted Environmental Management System and acquired ISO 4001 certification in November 9, 1999. Throughout the operation, material supply, production, storage and distribution, the Company fulfils the obligation of protecting the environment.

23. Shareholders and Employees Transaction

Transaction	Beginning	Net increase	Ending
Loans	₩ 10,104,358,403	₩ 2,953,459,978	₩ 13,057,818,381

* The loans are for support employees' housing.

24. Employee Welfare and Contribution to Society

The company's expenditure for employee welfare and contribution to society for the years then ended December 31, 2000 and 1999 are as follows:

Description	Accounts	2000	1999
Employee welfare	Other employee benefits	₩ 25,135,529,697	₩ 30,630,466,793
Contribution to society	Donations	₩ 525,603,816	₩ 522,741,058

25. Human Resource Management

The Company's research laboratory has researched clean energy technology together with KAIST.

To achieve technical competency and retain highly developed human resource, the Company operates oversea training programs and domestic training programs, constantly.

26. Operation Lease

The Company has entered into lease agreement for car washing machinery with Cho Hung Lease Co., Ltd.. Annual payments on the lease agreement as of December 31, 2000 are as follows:

Year	Lease payment
2001	₩ 1,200,139,600
2002	663,107,900
Total	₩ 1,863,247,500

27. Non-Cash Transaction

The Company's Cash Flow Statement was prepared by indirect method. Non-cash transactions in the current year which are not reflected in the Cash Flow Statement are as follows:

Description	Amount
Gain on valuation of investment (capital surplus)	₩ 17,273,911,749
Transfer construction in process to tangible assets	53,637,493,293
Transfer long-term debt to current liabilities	272,115,826,425
Increase of dividend payables	69,618,464,850
Total	₩ 412,645,696,317

28. Other Non-Operating Income and Other Non-Operating Expense

Other non-operating Income totaling ₩16,518 million includes rent ₩4,617 million, collection of bad debt ₩1,421 million, tax return for special excise tax ₩1,658 million and others.

Other non-operating expense totaling ₩15,600 million includes valuation loss of inventory ₩5,594 million, loss on disposition of account receivables ₩2,514 million and others.

29. Schedule of Cost of Goods Sold

Account	2000		1999	
Ⅰ. Beginning inventories		₩ 118,181,561,240		₩ 132,132,826,127
1. Merchandise	6,383,366,505		272,918,305	
2. Finished goods	111,798,194,735		131,859,907,822	
Ⅱ. Purchase of merchandise		543,361,351,427		397,820,599,573
Ⅲ. Production cost		7,520,530,471,118		5,024,724,627,093
Ⅳ. Transfer from other account		20,369,185,801		175,642,358
Ⅴ. Transfer to other account		4,930,345,955		8,573,775,831
Ⅵ. Ending inventories		301,963,464,698		118,181,561,240
1. Merchandise	503,524,442		6,383,366,505	
2. Finished goods	301,459,940,256		111,798,194,735	
Ⅶ. Adjusting		△ 442,554,219,148		△ 351,873,697,233
Ⅷ. Cost of goods sold		₩ 7,452,994,539,785		₩ 5,076,224,660,847

30. Schedule of Sales and Administrative Expenses

Account	2000	1999
1. Salaries	₩ 31,288,282,071	₩ 27,980,017,469
2. Severance allowance	6,667,744,720	6,463,737,126
3. Other employee benefits	10,630,826,753	12,612,809,093
4. Training expense	269,300,583	333,969,298
5. Traveling expense	509,602,353	599,048,095
6. Office supplies	697,939,597	642,978,949
7. Telephone & communication	1,632,716,001	1,782,301,812
8. Automobile expense	1,053,277,042	945,781,312
9. Utilities	1,282,557,389	1,206,726,177
10. Export expense	27,582,606,841	22,246,636,210
11. Rent expenses	10,214,314,775	13,542,146,701
12.Storage and transport fee	8,342,629,513	16,036,746,270
13. Fee and commission	6,770,802,619	6,397,502,114
14. Entertainment expense	1,545,939,833	1,201,976,137
15. Repair	1,732,744,863	1,755,012,154
16. Factory supplies	194,729,374	435,407,076
17. Outsourcing expense	4,302,792,247	4,189,751,415
18. Promotion expense	9,434,207,374	8,160,393,876
19. Advertising expense	7,188,982,086	7,094,660,491
20. Transportation expense	98,866,262,384	104,546,423,072
21. Insurance	2,460,732,496	1,956,780,527
22. Taxes and dues	8,858,778,624	8,299,239,566
23. Depreciation	15,672,628,672	17,453,251,483
24. Amortization	325,129,840	300,134,856
25. Bad debts expense	636,283,280	7,449,523,458
26. Others	388,171,072	417,615,166
Total	₩ 258,549,982,402	₩ 274,050,569,903

31. Disclosure in accordance with Regulation for Flotation and Disclosure of Securities

a. Calculation of retained earning available for dividends for the year then ended December 31, 2000.

	Account	Amount
I.	Retained earning before appropriation	₩ 356,466,248
II.	Transfer from voluntary reserves	79,002,001,000
III.	Legal and other mandatory reserves	(9,600,000,000)
IV.	Other appropriation	-
V.	Amortization of stock discount	-
VI.	Retained earning available for dividends	₩ 69,758,467,248
VII.	Dividend(proposed)	₩ 69,618,464,850

b. Calculation of reserve for improvement of financial structure for the year then ended December 31, 2000.

	Account	Amount	Description
I.	Disposition of tangible assets	-	
II.	Income tax	-	
III.	Special additional tax on capital gains	-	I – II – III
IV.	Gain on disposition of tangible assets	-	
V.	Net income	₩ 5,351,463,664	
VI.	Deficit carried over from prior year	-	
VII.	Adjusted net income	₩ 5,351,463,664	V – VI
VIII.	Reserve for improvement of financial structure	₩ 600,000,000	Carried : ₩ 600,000,000
	1. IV(If IV>VII, VII×50%)	-	Net worth to total assets: 26.67%
	2. VII×10%	₩ 600,000,000	

S-Oil Corporation

www.s-oil.com

▷60 Yoido-dong,Yongdungpo-gu, Seoul, 150-607, Korea

▷Tel : + 81-2-3772-5151